November 25, 2014

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Vroman-Lee:

On August 12, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst/Stone Beach Income Opportunity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”).  In a telephone conversation on November 6, 2014 you provided a comment to the Registration Statement. Please find below a summary of your comment and the Registrant's response, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. The Registrant has also made a request to the Freedom of Information Act Office for confidential treatment of the information and documents provided herein.

Prospectus:

Performance

Comment.  In connection with the comments previously given on September 29, 2014 related to the Fund’s ability to rely on the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”), please supplementally provide the deliberations of the Board of Trustees of the Registrant with respect to its consideration of those comments.

Response.  The Registrant has attached to this correspondence the deliberations requested.

*          *          * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

Confidential Treatment Requested by MFST

Mutual Fund Series Trust – Catalyst Funds

Insert for November 6, 2014 Board Meeting

Ms. Strasser explained that the staff of the SEC has objected to the inclusion in the New Fund’s prospectus of the performance of the predecessor private fund (the “Predecessor Fund”) as the New Fund’s performance, and that the SEC’s position is that the facts and circumstances of the proposed conversion of the Predecessor Fund are not sufficiently similar to the Mass Mutual circumstances to warrant reliance on that no-action letter.  She reviewed the circumstances of the no-action letter on which the SEC based their decision, namely 1) the investment policies, objectives, guidelines, restrictions, investment management practices and financial characteristics of the predecessor fund were in all material respects the same as the new fund, 2) the predecessor fund  had the same investment adviser as the new fund, 3) the predecessor fund was formed for purposes unrelated to establishment of a performance track record, and 4) the new fund succeeded to assets of the predecessor fund.

Mr. Szilagyi reported to the Board that the Adviser had done significant research on various investment managers with similar strategies as the sub-advisor to find a sub-advisor for the New Fund. The Advisor approached the sub-advisor about launching a mutual fund based on its research of the sub-advisor’s strategy, and the sub-advisor initially rejected the proposal to convert the Predecessor Fund.  He added that the initial registration statement for the New Fund was filed without any reference to a conversion and, after multiple conversations with the sub-advisor regarding the benefits of a conversion, the sub-advisor agreed to convert the Predecessor Fund, and a subsequent 485A filing was made to introduce the required disclosures.  Ms. Strasser stated that the sub-advisor had confirmed that they had no intention of operating a mutual fund, or converting the Predecessor Fund when the Predecessor Fund was launched, that it was not launched for the purpose of establishing a performance track record and that they had no intentions managing a mutual fund until contacted by the Advisor.  The Board noted that 1) the portfolio managers of the Predecessor Fund will be the portfolio managers for the New Fund and the advisor to the Predecessor Fund will be the sub-advisor to the New Fund and 2) the New Fund will succeed to the assets of the Predecessor Fund.  The Board also noted the sub-advisor’s  representations that 1) the investment objectives, policies and strategies of the Predecessor Fund and the New Fund are substantially similar, 2) the Predecessor Fund was formed for purposes unrelated to establishment of a performance track record and 3) there are no other accounts managed by the sub-advisor that were substantially similar to the New Fund, so the Predecessor Fund was not chosen for conversion because it had the highest performance of the sub-advisor’s accounts. Mr. Szilagyi asserted, and the Independent Trustees agreed, that the facts clearly indicate that the sub-advisor did not establish the hedge fund with the intent of “incubating” a performance track record.

Ms. Strasser explained that her colleague, Ms. Goins, had described the staff’s position as being based, in part, on the fact that the hedge fund was relatively small with only a few related investors, while the Mass Mutual entity was large with many outside investors, and that the staff had described this as “play money.”  Ms. Strasser expressed her opinion that the Mass Mutual no-action letter in no way indicated that the size of, or number of investors in, the converting entity was of any relevance.  She further noted that such a bias toward smaller enterprises could preclude many legitimate conversions without a valid policy basis.  Mr. Szilagyi added that the hedge fund initially had a majority of “family” money but that over recent years the sub-advisor had made a significant effort to market and grow the fund and that the hedge fund currently had the majority of its assets from outside investors. The Trustees discussed the perspective of the staff, who might be more familiar with multi-million, or billion dollar hedge funds, could create a bias that small hedge funds are somehow not legitimate.

The Trustees discussed the benefits to the future shareholders of the New Fund of proceeding with the conversion and retaining the performance track record of the Predecessor Fund.  They agreed that the primary benefit is in providing relevant performance information to potential investors so that they can make a more informed decision about an investment in the New Fund.  They discussed the fact that the Trust’s failure to disclose the performance track record of the Predecessor Fund could be viewed as a material omission and subject the Trust to potential liability.  Ms. Strasser noted that mutual funds are generally not permitted to jettison performance data unless there is a change in adviser, and in the case of this conversion, the same firm would continue to manage the assets. Mr. Szilagyi pointed out that the performance was not particularly strong, and, therefore, he believed it to be very important to a potential shareholders’ investment decision.